SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549
                            ________________

                             SCHEDULE TO/A
        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                 OF THE SECURITIES EXCHANGE ACT OF 1934
                           (Amendment No. 2)

                            SHONEY'S, INC.
                            --------------
                  (Name of Subject Company (Issuer))

                            SHONEY'S, INC.
                            --------------
                 (Name of Filing Person (Issuer))

                 LIQUID YIELD OPTION NOTES DUE 2004
                    (Zero Coupon - Subordinated)
        8-1/4% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2002
        ---------------------------------------------------
                    (Title of Classes of Securities)

                              825039 AC 4
                              872623 AA 1
                              -----------
                (CUSIP Number of Classes of Securities)

       V. Michael Payne                        Gary M. Brown
Senior Vice President and Controller        Yopp & Sweeney, PLC
        SHONEY'S, INC.                     Bank of America Plaza
     1727 Elm Hill Pike                 414 Union Street, Suite 1100
  Nashville, Tennessee 37210             Nashville, Tennessee 37219
       (615) 231-2332                          (615) 313-3325
       ------------------------------------------------------
   (Name, Address and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                       CALCULATION OF FILING FEE
                       -------------------------
     TRANSACTION VALUATION(1)              AMOUNT OF FILING FEE(2)
         $ 44,548,140                             $ 8,910

(1) For purposes of calculating the filing fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, the market value of the Liquid Yield Option Notes Due 2004 (Zero Coupon - Subordinated) and the 8-1/4% Convertible Subordinated Debentures Due 2002 proposed to be acquired is based on the amount of cash to be paid for such securities.
(2) The entire filing fee previously was paid in connection with the filing of the Schedule TO on March 27, 2000.

[  ]    Check the box if any part of the fee is offset as provided by Rule
        0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.
               Amount Previously Paid:         Filing Party:
               Form or Registration No.:       Date Filed:
[  ]    Check the box if the filing relates solely to preliminary
        communications made before the commencement of a tender offer.
        Check the appropriate boxes below to designate any transactions to which the statement relates:
        [ ]     third-party tender offer subject to Rule 14d-1.
        [X]     issuer tender offer subject to Rule 13e-4.
        [X]     going-private transaction subject to Rule 13e-3.
        [ ]     amendment to Schedule 13D under Rule 13d-2.
        Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]



                           INTRODUCTORY STATEMENT


     This Amendment 2, the final amendment, to Issuer Tender Offer Statement on Schedule TO amends and supplements the Schedule TO filed by Shoney's, Inc., a Tennessee corporation (the "Company") on March 27, 2000, as amended and supplemented by Amendment 1 to Schedule TO filed by the Company on April 17, 2000, and is being filed with the Securities and Exchange Commission by the Company in connection with tender offers (each, a "Tender Offer" and, collectively, the "Tender Offers") by the Company for any and all of its Liquid Yield Option Notes Due 2004 (Zero Coupon - Subordinated) (the "LYONs") and any and all of its 8-1/4% Convertible Subordinated Debentures Due 2002 (the "Debentures"). Terms not otherwise defined herein have the meanings ascribed to them in the Purchase Offer and Consent Solicitation Statement dated March 27, 2000 (the "Purchase Offer") and filed as Exhibit (a)(1) to Issuer Tender Offer Statement on Schedule TO filed by the Company on March 27, 2000.

ITEMS 1-9, 11 AND 13.

     Items 1-9, 11 and 13 of Schedule TO hereby are amended and supplemented by adding thereto the following:

        The Tender Offers expired as scheduled at 11:59 p.m., New York City time, on April 24, 2000. Based on information provided by The Bank of New York, the Depositary for the Offers, approximately 4.9% of the combined aggregate principal amount of the Notes were validly tendered and not withdrawn pursuant to the Offers, which was insufficient to meet the minimum conditions of the Offers. Accordingly, no Notes were accepted for payment and all tendered Notes will be returned to the Holders in accordance with the terms of the Offers. The Company has issued a press release in connection with the information reported herein which is filed herewith as Exhibit (a)(16) and incorporated herein by this reference.

ITEM 12.   EXHIBITS.

     Item 12 hereby is amended and supplemented to add the following:

(a)(16)    Press Release dated April 25, 2000






                               SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                       SHONEY'S, INC.


                                  By:    /s/ V. Michael Payne
                                     ----------------------------------------
                                         V. Michael Payne
                                  Title: Senior Vice President and Controller
                                  Date:  April 25, 2000









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                             INDEX TO EXHIBITS


EXHIBIT
NUMBER                  DESCRIPTION OF EXHIBIT
-------------   -------------------------------------------------------------

(a)     (1)     Purchase Offer and Consent Solicitation Statement dated
                March 27, 2000.*

        (2) Form of Letter of Transmittal - Liquid Yield Option Notes (Tender Only).*

        (3) Form of Letter of Transmittal - Liquid Yield Option Notes (Tender and Consent).*

        (4) Form of Letter of Transmittal - 8-1/4% Convertible Subordinated Debentures.*

        (5) Notice of Guaranteed Delivery and Consent - Liquid Yield Option Notes.*

        (6) Notice of Guaranteed Delivery and Consent - 8-1/4% Convertible Subordinated Debentures.*

        (7) Form of Letter to Broker, Dealers, Commercial Banks, Trust Companies and Other Nominees (LYONs - Tender Only).*

        (8) Form of Letter to Broker, Dealers, Commercial Banks, Trust Companies and Other Nominees (LYONs - Tender and Consent).*

        (9) Form of Letter to Broker, Dealers, Commercial Banks, Trust Companies and Other Nominees (Debentures).*

        (10)    Form of Letter to Clients (LYONs - Tender Only).*

        (11)    Form of Letter to Clients (LYONs - Tender and Consent).*

        (12)    Form of Letter to Clients (Debentures).*

        (13) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

        (14)    Press Release, dated March 27, 2000.*

        (15)    Press Release, dated April 17, 2000.*



                                       3

        (16)    Press Release, dated April 25, 2000.

(b)             None

(c)             None

(d)             None

(e)             Not required by Schedule TO

(f)             None

(g)             None

(h)             None

---------------------------
*  Previously filed.







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